SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

ImClone Systems Incorporated

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45245W109

(CUSIP Number)

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

CUSIP No. 45245W109

1	Names of Reporting Persons Identification Nos. of Above Persons (entities only) Bristol-Myers Squibb Company 22-0790350
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds BK, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 14,392,003 8 Shared Voting Power - 0 - 9 Sole Dispositive Power 14,392,003 10 Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,392,003
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.1%
14	Type of Reporting Person CO

1	Names of Reporting Persons Identification Nos. of Above Persons (entities only) Bristol-Myers Squibb Biologics Company 22-3828046
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds BK, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 14,392,003 8 Shared Voting Power - 0 - 9 Sole Dispositive Power 14,392,003 10 Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,392,003
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.1%
14	Type of Reporting Person CO

Item 1. Security and Issuer.

Item 1 is hereby amended, in pertinent part, by the following:

This Amendment No. 3 to Schedule 13D relating to the Common Stock, par value $.001 per share, of ImClone Systems Incorporated (“ImClone” or the “Company”) is being filed on behalf of the undersigned to further amend their disclosure with respect to Section 13(d) of the Act and the rules and regulations thereunder. Such disclosure constituted part of the undersigned’s Schedule TO previously filed on September 28, 2001, as amended by filings made on October 12, 2001, October 26, 2001, October 29, 2001 and November 1, 2001. Such disclosure was also amended by Amendment No. 1 to Schedule 13D filed by the undersigned on February 6, 2002 and Amendment No. 2 to Schedule 13D filed by the undersigned on March 6, 2002.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended, in pertinent part, by the following:

Bristol-Myers Squibb Company (“BMS”) recently learned that ImClone has engaged Lazard to conduct, in conjunction with ImClone management, a review of the Company’s strategic alternatives to maximize shareholder value. ImClone has said these alternatives could include a merger, sale or strategic alliance.

BMS has no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, an acquisition, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company’s capitalization or dividend policy or any other material change in the Company’s business, corporate structure or personnel.

BMS has a commercialization agreement with ImClone expiring in 2018 for the codevelopment and copromotion of ERBITUX® in the United States. Under its terms, the commercialization agreement would survive any change of control or similar strategic transaction involving ImClone.

ImClone has advised BMS that it intends to proceed in consultation with its existing partners, including BMS, as the process moves forward. BMS intends to cooperate with ImClone and potential counterparties to any merger, sale or strategic alliance subject to BMS’s obligations under its stockholder’s agreement with ImClone.

BMS also owns 14,392,003 shares of ImClone common stock, or approximately 17.1% of ImClone’s outstanding shares. Under the terms of the stockholder’s agreement between BMS and ImClone, since March 2005, BMS has had the right to sell its ImClone shares subject to certain limitations on the manner of sale. BMS considers its ImClone shares to be a financial investment and, on a continuing basis, evaluates its investment in ImClone shares from a financial point of view. Depending on business and market conditions, BMS’s continuing evaluation of the business and prospects of ImClone, the results of ImClone’s strategic review and other factors, BMS may continue to hold its ImClone shares or may sell a portion of or all its ImClone shares in one or more transactions from time to time, whether pursuant to a strategic alternative initiated by ImClone or otherwise as permitted by the terms and conditions of the stockholder’s agreement.

In addition, in the event current facts and circumstances were to change significantly with respect to business and market conditions, ImClone’s business and prospects, the results of ImClone’s strategic review or otherwise with respect to BMS’s goal of maximizing its shareholder value, BMS reserves the right to reconsider its position on any of or all the matters described above, and, among other things, reserves the right to purchase additional common stock of the Company subject to the terms and conditions of the stockholder’s agreement. The stockholder’s agreement includes a standstill provision limiting BMS’s rights to acquire additional shares of ImClone until September 2006.

The Stockholder Agreement dated as of September 19, 2001, among BMS, Bristol-Myers Squibb Biologics Company and ImClone, and the Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001, and amended as of March 5, 2002, among E. R. Squibb & Sons, LLC, BMS and ImClone, are included as Exhibits 99(d)(2) and 99(d)(3) to the Schedule to Tender Offer Statement filed on September 28, 2001 and Exhibit A to Schedule 13D (Amendment No. 2) filed on March 6, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2006

BRISTOL-MYERS SQUIBB COMPANY,

by:	/s/ Andrew R. J. Bonfield
Name:	Andrew R. J. Bonfield
Title:	Chief Financial Officer

BRISTOL-MYERS SQUIBB BIOLOGICS COMPANY,

by:	/s/ Sandra Leung
Name:	Sandra Leung
Title:	Vice President and Secretary